Filed by Sirenza Microdevices, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to rule 14a-12(b)
Subject Company: Vari-L Company, Inc.
Commission File No. 0-23866

On January 29, 2003, Vari-L Company, Inc. (the “Company”) issued a press release announcing its financial results for the second quarter and six-month period ended December 31, 2002 and announced its noncompliance with a covenant contained in its loan facility agreement with Sirenza Microdevices, Inc The text of the press release follows.

Contact:
Robert Van Buskirk
President and Chief Executive Officer
Sirenza Microdevices, Inc.
(408) 616-5497
ir@sirenza.com

VARI-L COMPANY REPORTS PRELIMINARY SECOND QUARTER RESULTS
AND THEIR IMPACT ON LOAN AGREEMENT AND
PENDING TRANSACTION WITH SIRENZA MICRODEVICES

DENVER, Colorado—Vari-L Company, Inc. (OTC-VARL), a leading provider of advanced components for the wireless telecommunications industry, today announced preliminary unaudited sales and results for its second quarter and six-month period ended December 31, 2002. The Company said it expects to report a net loss of $2,971,000 on sales of $4,309,000 for the second quarter and a net loss of $5,292,000 on sales of $8,291,000 for the six-month period. Included in the net losses for the three- and six-month periods are charges related to a proposed transaction with Sirenza Microdevices of $1,048,000 and $1,096,000, respectively. The loss exceeds the loss allowed by approximately $71,000 and causes an event of default under the loan agreement with Sirenza, which has agreed to purchase substantially all of the assets of Vari-L.

“We are pleased with the progress we have made toward consummating our asset purchase agreement with Vari-L and we are forging ahead with the process for regulatory and shareholder approvals of the transaction,” said Jerry Quinnell, executive vice president of business development of Sirenza Microdevices. “While Vari-L is out of compliance with one loan covenant, and Sirenza has reserved its rights as a result of the noncompliance, Sirenza has not taken any action to accelerate the loan at this point and we do not currently expect this noncompliance to have an impact on our plans to successfully close the transaction in a timely manner.”

Chuck Bland, president and CEO of Vari-L, said the management teams of Vari-L and Sirenza are continuing to work toward closing of the definitive asset purchase agreement that was announced December 2, 2002.

The net operating loss covenant of the loan agreement requires that Vari-L’s cumulative operating loss not exceed a specified amount in any rolling three-month period. The net operating loss covenant is defined as net operating loss excluding costs such as restructuring, severance benefits, extraordinary non-cash charges and legal and accounting fees incurred in connection with the proposed transaction with Sirenza. The maximum permitted operating loss for the three-month period ended December 31, 2002 was $1,585,000. Vari-L’s actual operating loss was $1,656,000. Under the terms of the loan agreement, the default interest rate of 30% went into effect on January 1, 2003. In addition, Sirenza has the right to declare all amounts due on the loan immediately due and payable. At this time Sirenza has not taken any action to accelerate the loan, but has reserved the right to do so. Furthermore, Vari-L contractually can draw additional funds under the loan agreement as required to fund operations. As of December 31, 2002, Vari-L has approximately $1,900,000 of remaining availability under the loan agreement. If Sirenza were to exercise its right to declare all amounts due under the loan, Vari-L would likely be required to file for bankruptcy protection and would be unable to consummate the proposed asset sale to Sirenza. Filing for bankruptcy protection could have a material adverse effect on the Company’s relationships with its customers, suppliers and employees.

About Vari-L

Headquartered in Denver, Vari-L designs, manufactures and markets wireless communications components that generate or process radio frequency (RF) and microwave frequency signals. Vari-L’s products are used in commercial infrastructure equipment (including GSM/cellular/PCS base stations and repeaters, fixed terminal point to point/multi-point,) consumer subscriber products (advanced cellular/PCS/satellite handsets), and military/aerospace platforms (satellite communications/telemetry, missile guidance, electronic warfare, electronic countermeasures, battlefield communications). Vari-L serves a diverse customer base of the world’s leading technology companies, including Agilent Technologies, Ericsson, Harris, Hughes Network Systems, Lockheed Martin, Lucent Technologies, Microwave Data Systems, Marconi, Motorola, Netro, Nokia, Raytheon, Textron, Siemens, and Solectron.

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Forward Looking Statements

Some of the statements in this news release are “forward looking statements” as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on a number of assumptions by us about the future, usually based on current conditions or on the broader expectations of others. These assumptions may or may not prove to be correct and, as a result, our own forward-looking statements may also be inaccurate. On the other hand, based on what we know today and what we expect in the future, we believe that the forward-looking statements we make in this report are reasonable. In most cases, when we use words like “believe,” “expect,” “estimate,” “anticipate,” “project,” “plan,” or “predict” to describe something which has not yet occurred, we are making a forward-looking statement.

We cannot list here all of the risks and uncertainties that could cause our actual future financial and operating results to differ materially from our historical experience and our present expectations or projections but we can identify many of them. For example, our future results could be affected by the overall market for various types of wireless communications products, the success of the specific products into which our products are integrated, governmental action relating to wireless communications, licensing and regulation, the accuracy of our internal projections as to the demand for certain types of technological innovation, competitors’ products and pricing, the success of new product development efforts, the timely release for production and the delivery of products under existing contracts, the ultimate outcome of pending and threatened litigation and regulatory action as well as those factors discussed in our Form 10-K for the year ended June 30, 2002. Our future results could also be affected by risks and uncertainties related to the proposed transaction with Sirenza, including whether such transaction can be completed and the timing of the closing of such transaction, the amount of additional loans that we incur under our bridge loan facility with Sirenza and whether the $5.3 million credit facility will be adequate to fund the Company’s operations, whether Sirenza will exercise its rights under the loan agreement in the event of default such as the right to accelerate the obligation to repay the loans outstanding, whether the costs of completing the transaction exceed management’s estimates, and the reaction of our customers, vendors and distributors to proposed transaction. It is also important to remember that forward-looking statements speak only as of the date when they are made and we do not promise that we will publicly update or revise those statements whenever conditions change or future events occur. Accordingly, we do not recommend that any person seeking to evaluate our company should place undue reliance on any forward-looking statement in this report.

Additional Information and Where to Find It

On December 20, 2002, Sirenza filed with the SEC a registration statement on Form S-4 containing a preliminary proxy statement/prospectus regarding the proposed acquisition of substantially all of the assets and assumption of specified liabilities of Vari-L. Vari-L intends to mail the definitive proxy statement/prospectus to its stockholders in connection with the transaction when available. Investors and security holders of Vari-L are urged to read the preliminary proxy statement/prospectus filed on December 20, 2002, as subsequently amended on January 29, 2003, the definitive proxy statement/prospectus when it becomes available, and any other relevant materials filed by Sirenza or Vari-L with the SEC because they contain, or will contain, important information about Sirenza, Vari-L and the transaction. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus filed with the SEC on December 20, 2002, the amendment to the proxy statement/prospectus filed with the SEC on January 29, 2003, the definitive proxy statement prospectus when it becomes available, and any other relevant materials filed by Sirenza or Vari-L with the SEC at the SEC’s website at www.sec.gov. Free copies of these documents may also be obtained from Sirenza or Vari-L. Sirenza and Vari-L and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Vari-L in favor of the transaction. Information regarding Sirenza’s and Vari-L’s executive officers and directors and a description of employment agreements and other interests of Sirenza’s and Vari-L’s executive officers and directors in the matters to be voted upon by the Vari-L stockholders are available in the registration statement on Form S-4 and the proxy statement/prospectus.

In addition to the registration statement on Form S-4 filed by Sirenza in connection with the transaction, and the proxy statement/prospectus to be mailed to the stockholders of Vari-L in connection with the transaction, Sirenza and Vari-L each file annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC’s public reference rooms located at 450 Fifth Street, N.W., Washington, D.C. 20549, or any of the SEC’s other public reference rooms. Investors should call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. The reports, statements and other information filed by Sirenza and Vari-L with the SEC are also available for free at the SEC’s website at www.sec.gov. Free copies of these reports, statements and other information may also be obtained from Sirenza or Vari-L.

CONTACTS:

Vari-L Company, Inc.	Pfeiffer High Public Relations, Inc.
Chuck Bland, President and CEO	Jay Pfeiffer
Rick Dutkiewicz, CFO	303/393-7044
303/371-1560	jay@pfeifferhigh.com
www.vari-l.com